U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   Form 10-SB



GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934.

PACIFIC GENETICS GROUP, INC., A Nevada corporation
I.R.S. Employer Identification No. 94-3368488

916 Peggy Lane
Menlo Park, California  94025
Issuer's telephone number: (650) 329-9022


Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                 Name of each exchange on which registered
-------------------                 -----------------------------------------

____________________                _________________________________________

____________________                _________________________________________


Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

PART 1.

ITEM  1.    DESCRIPTION OF BUSINESS

Business Development.

         Pacific Genetics Group ("Company") was incorporated in the State of Nevada on July 12, 2000. The Company's fiscal year ends on December 31, 2000. Currently, the Company does not have any employees. It plans to hire two to three administrative support personnel over the next 12 months.

Business of the Company.

         a)  The Company.

         Pacific Genetics Group, INC. (PGGP) is an agritechnology marketing firm representing leading animal genetic companies world-wide, and encompassing all phases of embryo transfer technology in the animal husbandry field.

         PGGP is affiliated with major genetic engineering companies and leading universities that develop the new scientific biotechnological processes which ultimately shape the agribusiness market.

         As populations and life expectancies increase, more and more protein is required. During the next decade, upgrading the genetic quality of meat and dairy producers is of critical importance. Geographically, the areas most likely to benefit from increased food production resulting from animal biotechnology

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
are Latin America and Asia, where population growth and demands for protein are high.

         Consequently, logical locations for major animal genetic development and marketing centers are South America and Southeast Asia where a strong theoretical knowledge of embryo transfer already exists. It is therefore prudent and economically significant that a company rise to meet these demands. PGGP can administer the needed technical management and assistance to structure such a company and develop it into a turnkey operation. PGGP can further produce this management on an ongoing basis assuring top animal genetic breeding through the constant infusion of superior genetic material resulting in the upgrading in the quality of the company's herd.

BACKGROUND
----------

         Opportunity to supply new technology - Numerous university and industrial laboratories are conducting research on a variety of technologies that focus on embryo transfer as the best or only means of accomplishment. 1) Embryo freezing has been accomplished and proven to be commercially viable. Freezing embryos in liquid nitrogen enables long term storage (20 years or more) and easy transport of genetic material anywhere in the world. 2) Embryo sexing, the determination of the sex of an embryo prior to transfer, has been accomplished and is on the verge of commercial application. The micro manipulation of embryos has led to developments in embryo cloning (creation of identical offspring) and gene insertion. Cloning provides additional offspring from breeding of superior merit. Gene insertion has resulted in offspring growing two - three times as rapidly as their litter mates. Using similar technology, genes for milk production, disease resistance and increased reproductive performance may be incorporated into any given embryo. These traits will then be transferred to future offspring. While embryo cloning and gene insertion are currently in the research and development phase, it is important to remember that the first report of successful embryo freezing was published only a decade ago. Considering the current intensity of research on embryo manipulation, cloning and gene insertion may be available for commercial applications in the near future.

GENETIC PROCESS
---------------

         The development of the commercially viable embryo transfer industry opens an entirely new and exciting area of animal biotechnology. Most areas of animal biotechnology involve manipulation of microscopic embryo which is subsequently transferred to a recipient mother for the length of gestation. The offspring bear those genetic parameters selected in the donor mating. The ability to superovulate cattle with ovarian stimulating hormones allows for the selected donor mating to generate six - eight genetically superior embryos per breeding instead of one; thus, rapid propagation of selected genetic traits. In addition, with the advent of embryo freezing techniques, genetically superior embryos may be stored for prolonged periods of shipped to any region in the world. (The critical feature of many animal genetics engineering procedures is that they may only be realized through embryo transfer.) Examples of such genetic engineering technologies include:

          a) Embryo transfer of dairy, beef and swine

          b) Reproduction embryo culture

          c) Embryo splitting

          d) Embryo sexing

          e) Embryo freezing

          f) In vitro fertilization

          g) Gene insertion

          h) Somatic cell cloning

          i) New scientific developments in animal husbandry

Immediate benefits of the embryo transfer procedure as opposed to shipment of live animals are the ability to distribute superior genetics with little risk of disease transfer, decreased cost, more rapid acclimatization and decreased mortality. Embryo transfer also serves as a means of introducing purebred registered Bovine/Swine genetics for resale via embryo transfer once the herd is established.

PGGP TECHNICAL MANAGEMENT SERVICES
----------------------------------

1.       Ecology Survey of the environment:

          a)       Terrain

          b)       Climate

          c)       Available space

          d)       Economic factors

2.       Determination of available resources:

          a)       Facilities

          b)       Veterinarians

          c)       Expertise in the animal genetic industry

3.       Analysis of available genetics:

          a)       Quantity and quality

          b)       Cost factors

          c)       Expand options and resources

          d)       How to incorporate the new state-of-the-art technology

4.       Management:

          a) Provision of superior, purebred genetics from herds in the international marketplace.

          b) Provision of the technical personnel necessary for training and implementation of the embryo transfer procedure.

          c) Provision of necessary animals, embryos and artificial insemination services.

          d) Maintenance of proper management of the technological aspects of the company to insure positive results.

          e) Provision of direct access to innovative, commercially applicable ancillary technologies dealing with veterinary products and animal care in the animal husbandry field; e.g., embryo splitting and embryo sexing, from leading genetic engineering companies that will improve the productivity and thereby profits of the company.

          f) Analysis of market potential and identification of additional Asian markets.

          g) Development of seminars and effective sales and marketing programs to increase productivity and sales volume of dairy, beef and swine embryos.

          h)       Provision of an on-site technological consultant.

          i)       Development of seminars and training programs for

          j) To educate the surrounding farmers on the benefits and profitability of using embryo transfer and related technological fields.

          k) Development of an on-site training facility to exhibit the latest advancements in the animal genetic industry. As new technologies become commercially applicable, they will be incorporated into PGGP's program of services to company.

          l) Assistance in the design and production of advertising material, including brochures, video and other marketing collateral.

          m)       Contributing to the training of sales personnel.

          n)       Continuing education.

          o) Consultation services in: Bovine/Swine nutrition; Bovine/Swine management; Herd health; Reproductive management; and genetic selection systems.

CONCLUSION:
----------

         The field of animal biotechnology is projected to develop into a $100 million market by the early-2000's. Pacific Genetics Group, Inc. will tap this market by performing embryo transfer and artificial insemination services as baseline technologies and source of revenue. With property commitments from both the business management and the technological management of the company, (PGGP) should prove to be a financially rewarding venture, and one that can bring economic and social improvements to Asia, and Latin America.

ITEM II.  PLAN OF OPERATION

The Company's objections are:

         a) To focus on assembling a skilled management team that will compliment its operations. To bring to the Board of Directors distinguished corporate leaders in their established industries which will structure and position the company into international agritechnology marketplace.

         b) To be able to finalize a joint-venture contract agreement in Malaysia, Singapore or Taiwan. The primary marketing areas for the company's services are Asia and Central and South America, chosen because of vast identified needs and potential.

         c) The Company also intends to proceed during the next twelve (12) months with one or more private placement offerings to raise capital a minimum of $3,000,000 and up to $8,000,000 for the company. However, there is no guarantee that these funds will be available to the Company. See Risk Factors-Adequacy of Funding.

         d) Over the next eighteen (18) to twenty-four (24) month period if the company is successful in completing its targeted projections on bringing on line joint-ventured partners it will consider the possibility of a merger or acquisition by a leading edge international agritechnology company.

Risk Factors Connected with Plan of Operation.

Limited Prior Operations.

         The Company is in its initial stages of development with only limited revenues or income and is subject to all the risks inherent in the creation of a new business. Since the Company's principal activities to date have been limited to organizational activities and prospect development, it has no record of any revenue-producing operations. Consequently, there is no operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has only limited liquid assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitable operate, the Company's business will not succeed.

Adequacy of Funding.

         The funds currently available to the Company will not be adequate for it to be competitive in the areas in which it intends to operate. Therefore, the Company will nee to raise additional funds in order to fully implement its business plan. The Company's continued operations therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. If additional shares were issued to obtain financing, current shareholders may suffer a dilution effect on their percentage of stock ownership in the company.

Competition.

         The Company will experience substantial competition in the sales of its services. Many competitors in the agritectnology sector have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attractive clientele. There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Company's profitability or viability.

Influence of Other External Factors.

         The marketability of the Company's services will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state on the international economy (including the rate of inflation, and local economic conditions), which can affect companies discretionary spending. Factors which leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors may result in the Company not receiving an adequate return on invested capital.

Lack of Diversification.

         The size of the Company makes it unlikely that the Company will be able to commit its funds to diversify the business until it has a proven track record, and the Company may not be able to achieve the same level of diversification as larger entities engaged in this type of business.

Reliance on Management.

         The Company's success is dependent upon the hiring of key administrative personnel. None of the officers or directors, or any of the other key personnel, has any employment or non-competition agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects. In addition, some of the management team has no experience is managing companies in the same business as the Company.

         In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest rights to make decision which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Shares unless he or she is willing to entrust all aspects of the management of the Company to the officers and directors.

Control of the Company by Officers and Directors.

         The Company's officers and directors beneficially own approximately 90% of the outstanding shares of the Company's common stock. As a result, such persons, acting together, have the ability to exercise influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control the majority of voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of the Company.

         Limitations on Liability, and Indemnification, of Directors and Officers. The Company's Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the company for monetary damages arising from a breach of their fiduciary duties as directors. The By-laws include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

Conflicts of Interest.

         The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors which may not be susceptible to resolution.

         In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interests, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

No Assurance of Continued Public Trading Market; Risk of Low Priced Securities.

         An investor may find it difficult to dispose of a stock quoted on the Over the Counter Bulletin Board, or to obtain accurate quotations as to the market value of the Company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately the ability of the investors to sell their securities in the secondary market.

Effects of Failure to Maintain Market Makers.

         If the Company is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

Cash Dividends.

         The payment of any such cash dividends in the future will be subject to available retained earnings and will be at the discretion of the Board of Directors.

Potential Status as a Pseudo California Corporation.

         Section 2115 of the California General corporation Law subjects certain foreign corporations doing business in California to various substantive provisions of the California General Corporation Law in the event that the average of its property, payroll and sales is more than 50% in California and more than one-half of its outstanding voting securities are held of record by persons residing in the State of California. Some of the substantive provisions include laws relating to annual election of directors, removal of directors without cause, removal of directors by court proceedings, indemnification of officers and directors, directors standard of care and liability of directors for unlawful distributions. The aforesaid Section does not apply to any corporation which, among other things, has outstanding securities designated as qualified for trading as a national market security on NASDAQ if such corporation has at least eight hundred holders of its equity securities as of the record date of its most recent annual meeting of shareholders. It is currently anticipated that the Company may be subject to Section 2115 of the California General Corporation Law which, in addition to other areas of the law, will subject the Company to Section 708 of the California General Corporation Law which mandates that shareholders have the right of cumulative voting at the election of directors.

Forward-Looking Statements.

         This Registration Statement contains "forward looking statements" within the meaning of Section 27A of the Act, and Section 21E of the Securities Act of 1934, as amended, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the agritechnology field in which it operates. The words "believe", "expect", "anticipate", "intends", "forecast", "project", and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including those factors described under "Risk Factors" and elsewhere herein. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirely by this section.

ITEM III.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth information regarding the beneficial ownership of shares of the Company's Common Stock as of July 12, 2000 (500,000 issued and outstanding) by (I) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock; and (ii) all officers and directors of the Company (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them)



Title of          Name and Address of                Amount of                  Percent of
Class             Beneficial Owner              Beneficial Ownership               Class
-----             ----------------              --------------------               -----
Common
Stock             Doran E. Laidlaw                      450,000                     90%
                  916 Peggy Lane
                  Menlo Park,  CA 94025


ITEM IV.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

         The names, ages, and respective positions of the directors and officers of the Company are set forth below. There are no other persons which can be classified as a promoter or controlling person of the Company.

         a)  Doran E. Laidlaw, President, CEO, Director

         Mr. Laidlaw, age 55, holds a B.A. Degree from San Jose State University. Postgraduate courses in Public Administration. Formerly, he was Vice President and Director of Marketing for Trans World Genetics., Inc. He holds NASD Series Licenses 7 & 63 with Pacific Genesis Group, Inc.

         b) Nancy Kerry, Secretary

         Ms. Kerry, age 58, holds a B.A. from San Jose State University. She is Broker/Owner of Classic Property Services, a real estate management and leasing company.

ITEM V. EXECUTIVE COMPENSATION

         There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation. Finally, no remuneration is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.

ITEM VI. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         There are no relationships, transactions, or proposed transactions to which the Company was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.

ITEM VII.  DESCRIPTION OF SECURITIES.

General Stock.

         a)  Common Stock.

         The Articles of Incorporation authorize the issuance of 500,000 shares of common stock, with a par value of $.01. The holders of the Shares: (1) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (2) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and (3) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) special voting rights; (b) preference as to dividends or interest; (c ) preemptive rights to purchase in new issues of Shares; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and amendments thereto, and By-laws of the Company, attached as Exhibits to this Form 10-SB.

Noncumulative

         The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

         The Company's proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

         A distribution of revenues will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Transfer Agent.

         The company has engaged the services of Paracorp Incorporated, 318 N Carson Street, Ste. #208, Carson City, Nevada 89701, to act as transfer agent and registrar for the company.

ITEM  1.  RELATED STOCKHOLDER MATTERS.

         (a) Holders of Common Equity.

         As of July 12, 2000, there were 401 shareholders of record of the Company's common stock.

         Dividend Information.

         Any payment of cash dividends in the future will depend upon the Company's earning, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The independent CPA for the Company is Max C. Lloyd, 718 South State Street, Orem, Utah 84058

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         None.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director
(i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statues pt, (v) for any transaction from which the director derived an improper personal benefit.

         The By-laws provide for indemnification of the directors, officers, and employees of the Company in most case for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The By-laws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

         The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the Company. In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

                                  SIGNATURE
                                  ---------



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned as duty authorized officers of the Registrant.




                                               PACIFIC GENETICS GROUP, INC.,
                                               A Nevada corporation



Date:  March 9, 2001                           By: /s/ Doran E. Laidlaw
                                               ---------------------------------
                                               Doran E. Laidlaw, President & CEO

                                  MAX C. LLOYD
                          CERTIFIED PUBLIC ACCOUNTANT



To the Board of Directors
of Pacific Genetics Group, Inc.


I have audited the accompanying balance sheet of Pacific Genetics Group, Inc. a Nevada corporation as of October 15, 2000. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether, the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. I believe that my audit of the balance sheet provides a reasonable basis for my opinion.

In my opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Pacific Genetics Group, Inc. as of October 15, 2000, in conformity with generally accepted accounting principles.


/s/ MAX C. LLOYD, CPA


San Jose, California
October 23, 2000

                        Pacific Genetics Holdings, Inc.

                        AND ITS WHOLLY - OWNED SUBSIDIARY

                    (Formerly Pacific Genetics Group, Inc.)

                AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                           AS OF OCTOBER 15, 2000


                                  ASSETS
                                  ------
   Cash                                                              $7,136

   Marketable Securities                                             24,682
                                                                    -------


                      LIABILITIES AND STOCKHOLDER'S EQUITY
                      ------------------------------------

   Paid In Capital                                                  $31,818

                                                                    $31,818

See Accountant's Report and Notes to Financial Statement.

                     PACIFIC GENETIC'S GROUP, INC
                      Notes to Financial Statement
                            October 15, 2000



The company was formed as of July 12, 2000, in the state of Nevada. To date there has been no stock issued, nor has there been any operational activity.


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      Intel Corp       300 Shares             17,387
      United Parcel    50  Shares              2,970
                                            --------
         Total                              $ 24,682



See Accountant's Report.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: SUMMARY OF SIGNINFICANT ACCOUNTING POLICIES

        NATURE OF BUSINESS


Pacific Genetics Holdings, Inc. ("PGH") was incorporated in Nevada as a subsidiary of Innovation International, Inc. (Innovation).

On October 30, 2000, Innovation's Board of Directors authorized the pro-rata distribution to its shareholders of 1,000,000 of the $.001 par value common stock. Effective with the approval of that ("spin off") distribution, and that acquisition described below, PGH became separate form and was no longer a subsidiary of Innovation.

On October 30, 2000, PGH acquired 100% of the capital stock of PGG from two individuals representing all of the holders of said stock. Effective with the completion of that acquisition, PGG became a wholly-owned subsidiary of PGH.

As of October 30, 2000, the capital stock of PGHC consists of 50,000,000 shares of common stock, par value of one tenth of a cent ($.0001) per share, and 5,000 shares of preferred stock, par value of one tenth of a cent ($.0001). Consideration in the acquisition of PGG included the issuance of 19,7000,000 common shares to the former shareholders of PGG.